

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People's Republic of China

> **Re: Lotus Technology Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted March 6, 2023**
> **CIK No. 0001962746**

Dear Qingfeng Feng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted March 6, 2023

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on

Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

2. We note the disclosure on pages 13-14 and elsewhere that there are significant factual and legal uncertainties as to whether the business combination will qualify as a reorganization. If tax counsel is unable to opine on the material tax consequences, please state this fact clearly. Please revise the cover page to provide a prominent discussion of the legal and factual uncertainties associated with the potential tax consequences and highlight that the business combination may be a taxable event for U.S. holders.

3. Please expand your disclosure regarding the sponsor's ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

4. We note the disclosure on page 18 and elsewhere about the provisions in the articles waiving the corporate opportunities doctrine. Please address this potential conflict of interest and whether it had an impact on your search for an acquisition target.

5. We note the disclosure on page 18 and elsewhere that certain shareholders have waived their rights to liquidation dividends and conversion price adjustments. Please describe any considration provided in exchange for these agreements.

6. We note your disclosure on page 89 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

7. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Cover Page

8. Please expand the disclosure about "investors in LTC are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company" to, if applicable, explain whether the VIE structure is used to replicate foreign

investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies. Also, revise the references to the "value of the securities of LTC to significantly decline" to also disclose the value could become worthless. In addition, expand your disclosure about authorities could "disallow this structure" to acknowledge that authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

9. We note the disclosure that "Investors may never directly hold equity interests in the VIE." Please revise the disclosure to clarify that the investors will never directly hold equity interests in the VIE.

10. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in *your operations* and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to *significantly decline or be worthless*. Your disclosure should address how *recent statements and regulatory actions* by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

11. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs, if applicable, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE, if applicable.

12. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Also, disclose here and in the prospectus summary whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

13. Please disclose on your cover page that following the business combination you will be a "controlled company" within the meaning of NASDAQ rules and the controlling shareholders' anticipated total voting power. Also disclose on the cover page that you will be a "foreign private issuer" and the related exemptions on which you will be entitled to rely.

Industry and Market Data, page 3

14. We note your disclosure that information in the proxy statement/prospectus is based on information obtained from industry publications, and reports and forecasts and that you have not independently verified the accuracy or completeness of any such information. This disclosure appears to imply a disclaimer of responsibility for this information in the proxy statement/prospectus. Please either revise this section to remove such implication or specifically state that you are liable for all information in the proxy statement/prospectus.

15. Please clarify whether you commissioned any of the third-party data presented in your proxy statement/prospectus. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436.

Questions and Answers about the Business Combination, page 10

16. We note the disclosure on page 14 that "there are significant factual and legal uncertainties as to whether the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code." Please revise the disclosure on page 14 to briefly describe the "significant factual and legal uncertainties."

What interests does the Sponsor have in the Business Combination?, page 17

17. Please revise the response to this question and elsewhere in the prospectus, as appropriate, to clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

Corporate History and Structure of Lotus Tech, page 26

18. Please ensure that the diagram on page 27 is legible.

Cash and Asset Flows through Lotus Tech's Organization, page 30

19. Please revise this section to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under

the VIE agreements.

Risks Relating to our Corporate Structure, page 44

20.   We note your disclosure on page 44 about risks relating to your corporate structure and
        risks relating to doing business in China. In your summary of risk factors, disclose the
        risks that your corporate structure and being based in or having the majority of the
        company's operations in China poses to investors. In particular, describe the significant
        regulatory, liquidity, and enforcement risks with cross-references from each summary risk
        factor to the more detailed discussion of these risks in the prospectus. For example,
        specifically discuss risks arising from the legal system in China, including risks and
        uncertainties regarding the enforcement of laws and that rules and regulations in China
        can change quickly with little advance notice; and the risk that the Chinese government
        may intervene or influence your operations at any time, or may exert more control over
        offerings conducted overseas and/or foreign investment in China-based issuers, which
        could result in a material change in your operations and/or the value of the securities.
        Acknowledge any risks that any actions by the Chinese government to exert more
        oversight and control over offerings that are conducted overseas and/or foreign investment
        in China-based issuers could significantly limit or completely hinder your ability to offer
        or continue to offer securities to investors and cause the value of such securities to
        significantly decline or be worthless.

We are dependent on suppliers, many of whom are our single source suppliers, page 74

21.   We note your disclosure that "many of the components used in our vehicles are purchased
        from a single source, which exposes us to multiple potential sources of delivery failure or
        component shortages." Please update the risk factor to disclose, if applicable, that recent
        supply chain disruptions have impacted your operations.

Covenants of LCAA, page 152

22.   We note the disclosure in item (f) on page 153 about the extension until March 15, 2024.
        Please expand the appropriate section to disclose the number and percentage of
        shareholders who redeemed their shares in connection with the votes to approve the
        extension.

Background of the Business Combination, page 163

23.   Please revise your disclosure throughout this section to discuss in greater detail the
        negotiations and discussions between the parties. For example, discuss how the parties
        determined an equity valuation of $5.5 billion as disclosed at the bottom of page 170. As
        another example, discuss in greater detail the "feedback from representatives of Geely and
        Etika" mentioned on page 171.

24.   We note that you state that the disclosure in this section is a brief description of LCAA's
        formation, LCAA's previous engagements with business combination targets other than

LTC, and its negotiations with, and evaluation of, LTC. Please revise to clarify that you have described all material contacts between the parties during the past two years.

25.   Please expand the appropriate section to discuss the material terms of the put option agreements mentioned on page 171.

Information about Lotus Tech, page 213

26.   Please describe your "strategic relationship" with LVMH. Please discuss the material terms of such relationship and file any agreements as exhibits to the proxy statement/prospectus.

Eletre, page 217

27.   We note that as of January 31, 2023, you have received over 5,000 orders for Eletre globally. Please balance this statement with the disclosure in Risk Factors on page 70 that orders may be cancelled despite their deposit payment and online confirmation.

Unaudited Pro Forma Condensed Combined Financial Information, page 283

28.   We note your disclosure on page nine which states that LCAA must have net tangible assets of at least $5,000,001 upon consummation of the business combination and LCAA may not consummate the business combination if immediately prior to or upon consummation, the net tangible assets are below the $5,000,001 threshold.   You further state that unless LTC elects to waive the minimum available cash condition, the maximum redemption scenario cannot occur.

As such, it appears you should modify your pro forma presentation and other disclosures to present a maximum redemption scenario that contemplates the trust having $5,000,001 of remaining funds in order to consummate the merger, or otherwise explain to us why your current presentation presents a realistic scenario that will allows the merger to proceed.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 293

29.   With regard to note (A), we note your adjustment assumes proceeds from the Merger Financing investors. We also note your disclosure elsewhere that it appears such terms have not yet been confirmed. Please tell us and disclose if there are existing signed agreements regarding these proceeds. To the extent you do not have such arrangements in place, please revise your disclosures remove the pro forma effect of these adjustments.

30.   With regard to note (C), please explain to us and in your disclosure, the source of funds that will be used to pay deferred underwriting commissions assuming maximum redemptions.

31.   With regard to note (I), revise to show the computation of the 540,342,225 LTC ordinary shares. Additionally, revise similar disclosures throughout your document.

Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 294

32.   Regarding pro forma adjustment (CC), please explain why you believe this adjustment is appropriate.   It appears you are adjusting the historical results of LCAA, for an amount which is unrelated to the merger transaction and the resulting transaction accounting adjustments.   Please refer to SEC Release No. 33-10786 and Rule 11-02(a)(6)(i)(B) of Regulation S-X for guidance.

Note (k) Intangible Assets, page F-53

33.   We note your disclosure states you acquired license plates and a trademark license (Lotus trademark). We further note you believe the acquired assets have an indefinite life.   Please tell us the details of the contractual arrangement regarding these acquired intangibles.   It is unclear whether you have rights to the intangibles for a specified contractual term or if you have full rights to the assets and all the obligations associated with maintaining the intangibles. We note on page F-62, you have non-exclusive features to the trademark license, which indicates others are the primary owner of the trademark(s).

Lotus Technology Inc. Financial Statements

Notes to the Financial Statements

Related Party Transactions, page F-77

34.   We note your disclosure which states you received a "non-exclusive, perpetual, irrevocable and non-sublicensable license for the electric automotive chassis and autonomous driving technology platform (the Geely License)" for US$888,165. We further note your disclosure which states the Geely License has no alternative future use and therefore the cost of the license has been expensed as research and development.   Please explain why you concluded the license has no future use and should be expensed rather than capitalized.

Exhibits

35.   Please revise the exhibit index to clarify which exhibit is related to the "††" footnote at the bottom of page II-4.

Qingfeng Feng
Lotus Technology Inc.
March 31, 2023
Page 8

       You may contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing

cc: Shu Du, Esq.